EXHIBIT 10.1

February 28, 2014

Mr. Patrick K. Decker
(Address on file with the company)

Dear Patrick:

We are pleased to confirm our offer of employment to join Xylem Inc. (“Xylem” or “Company”) as President and Chief Executive Officer. You will be based at our headquarters location in Rye Brook, New York. Your first day of employment (the “Commencement Date”) is expected to be on or about Monday, March 17, 2014. In this position, you will report directly to the Xylem Board of Directors. Effective the Commencement Date, you will be appointed as a Class I director on the Board of Directors of the Company, and thereafter will be nominated for reelection as a director, together with other members of that Class of directors, by the shareholders.

Below are the terms of the offer we discussed:

•	Annual Base Salary: Your base salary will be $925,000 per year (“Base Salary”) payable in bi-weekly installments.

•
Annual Incentive: You will be eligible to participate in the Executive Annual Incentive Program (the “Annual Incentive Program”) for the performance year 2014, according to the approved parameters of the program. Your annual incentive target will be calculated at 115% of your Base Salary (your “Target Annual Incentive”). The Annual Incentive Program is based on both Company and individual performance, as determined by the Xylem Leadership Development and Compensation Committee (the “Committee”). Approved incentive awards are paid no later than March 15 for performance from the previous calendar year. Your 2014 earned incentive will not be prorated as long as the Commencement Date occurs on or before March 31, 2014. The Annual Incentive Program is subject to shareholder approval of the performance-based provisions of the Xylem Annual Incentive Plan for Executive Officers. Additional details about the Annual Incentive Program will be provided later under separate cover.

•
Long-Term Incentive Award Grant: You will be eligible to participate in Xylem’s Long-term Equity Incentive Program (“LTI Program”) with a target annual award value of $4,500,000. For 2014, your award under the LTI Program will be comprised of 34% stock options, 33% restricted stock units (“RSUs”) and 33% performance share units (“PSUs”). Your 2014 long-term incentive grant will not be pro-rated as long as the Commencement Date occurs on or before March 31, 2014. Your awards under the LTI Program will be subject to the terms and conditions of the award agreements, as approved from time to time by the Committee. The LTI Program is subject to shareholder approval of the performance-based provisions of Xylem’s 2011 Omnibus Incentive Plan (or any successor thereto). Additional details about the LTI Program will be provided later under separate cover.

•
Sign-On RSU Grant: You will also be eligible for a special new hire RSU grant of 45,000 RSUs upon the Commencement Date in recognition of equity awards you have forfeited upon accepting Xylem’s offer of employment (the “Sign-On RSUs”). The vesting schedule for the Sign-On RSUs will provide that, subject to your continued employment (except as provided below), 50% of the Sign-On RSUs will vest on the second anniversary of the grant date and the remaining 50% of the Sign-On RSUs will vest on the third anniversary of the grant date. Should your employment be terminated by Xylem other than for Cause (as defined in Appendix A) before your Sign-On RSUs vest in full, they will continue to vest over the Severance Pay Period (as defined in Appendix A) provided that you continue to comply with the Restrictive Covenants, as set forth in Appendix A. Any Sign-On RSUs that remain unvested at the cessation of the Severance Pay Period (or earlier if you breach the Restrictive

Covenants) will be forfeited. The Sign-On RSUs will be granted under Xylem’s 2011 Omnibus Incentive Plan (or any successor thereto) pursuant to an award agreement approved by the Committee and consistent with Xylem’s standard form of restricted stock unit agreement except as otherwise provided herein.

•
Benefits Plans: You and your eligible dependents may enroll for coverage under the various plans comprising the Xylem Benefits Program for U.S. Salaried Employees when you satisfy participation conditions. Coverage begins on your first day of employment. Among those benefits are:

•	Xylem Retirement Savings Plan

•	Xylem Supplemental Retirement Savings Plan

•	Xylem Deferred Compensation Plan

•	Salaried Medical Plan through Empire BlueCross BlueShield

•	Medco Prescription Drug Coverage

•	Salaried Dental Plan through MetLife

•	Vision Care through EyeMed

•	Flexible Spending Accounts

•	Health Savings Account (coupled with High Deductible Health Plan)

•	Short- and Long-term Disability Plans

•	Salaried Life Insurance Plan

•	Accidental Death & Dismemberment Insurance Plan

•
Paid Time Off (PTO): Xylem provides Paid Time Off (“PTO”) to benefits-eligible employees to enable time off from work. PTO includes holidays and a single bank of hours employees can use for sick, vacation and/or other personal reasons. You will be eligible for up to 23 days of PTO annually. PTO is accrued on a bi-weekly basis and actual PTO earned is based on total eligible hours worked and/or utilized during each pay period. In addition, Xylem recognizes 12 PTO holidays per year which includes a one-week office shut-down at the end of the year, between December 25th and New Year’s Day. Below is the PTO accrual schedule for completed years of service.

Completed Years of Service	Bi-Weekly Accrual Rate (Full-Time)	Equivalent Days Annually (Full-Time)
Senior Exec New Hire	7.08 hours	23 days (184 hours)
15 through 24	7.70 hours	25 days (200 hours)
25 or more	9.24 hours	30 days (240 hours)

•	Relocation: You (and your family) will be relocated to the New York area as per the terms of the Xylem U.S. Domestic Relocation Policy.

•
Termination of Employment: You will not be eligible for Severance Pay if your employment is terminated by Xylem for Cause or if you voluntarily terminate your employment for any reason. Specific details are provided in Appendix A attached.

•
Legal Fees:  You will be eligible for a lump sum payment of up to a maximum of $20,000 (subject to applicable withholding taxes) to be applied towards attorney fees directly related to your acceptance of Xylem’s offer of employment.

•	Withholding: Xylem may withhold from any payment any taxes that are required to be withheld under any law, rule or regulation.

A comprehensive description of Xylem’s benefits and an employee contribution summary will be sent to you under separate cover for your information and planning purposes.

As a condition of your employment you hereby represent to Xylem that the execution and delivery of this letter agreement by you and Xylem and the performance of your duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which you are a party or otherwise bound.

The terms and conditions of your employment will be governed by Xylem’s policies, for which you will have access upon hire, including Xylem’s clawback policy as may be amended from time to time. Among the policies is our recognition that employment is at-will, that is, either party maintains the right to end the employment relationship at any time for any reason not otherwise prohibited by law, subject to any entitlement to Severance Pay as may apply hereunder. Our Pre-Placement Screening Policy also provides this offer is contingent upon successful completion of a drug-screening test. This letter agreement constitutes the entire agreement between us with respect to your employment with Xylem and supercedes any prior agreements or understandings relating thereto. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof and may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Beginning with your tenure as an officer and/or director of the Company, Xylem will indemnify you and hold you harmless (including advances of attorneys fees and costs) to the maximum extent permitted under Xylem’s charter and by-laws and in any event no less favorably than that which is provided to other Xylem officers and directors.. Xylem will cover you as an insured under any contract of officers and directors liability insurance that covers members of the Board of Directors from time to time, which coverage shall continue after any termination of your employment or cessation as a director for such time as you may be subject to any liability for your acts and omissions for which you may be entitled to such indemnification.

Patrick, we truly look forward to you joining the Xylem team! We are confident you have a great deal to contribute to our organization and believe it will prove to be a tremendous opportunity for you and the entire Company. Please acknowledge your acceptance of our offer by signing one copy of this letter and returning it to my attention as soon as possible. You should also retain a copy for your personal files.

Very truly yours,

/s/ Markos I. Tambakeras
Markos I. Tambakeras
Chairman, Xylem Board of Directors

The above offer is accepted subject to the foregoing conditions.

/s/ Patrick K. Decker	2/28/2014
Patrick K. Decker	Date

APPENDIX A: ADDITIONAL TERMS AND CONDITIONS

The following sets forth the terms providing, among other things, the treatment upon a termination of your employment with Xylem. Severance Pay is subject to a signed Release as provided below.

1)
Termination of Employment for Cause: You will not be eligible for Severance Pay if your employment is terminated by the Company for Cause or if you terminate your employment for any reason (including as a result of your retirement after reaching the Normal Retirement Date (as defined below) or failing to return from an approved leave of absence, including a medical leave of absence).

a)
“Cause” shall mean action by you involving willful malfeasance or gross negligence, your willful and material breach of the Restrictive Covenants (defined in Section 5 below), your plea of nolo contendere to, or conviction of, a felony; or your failure to act involving material nonfeasance that would tend to have a materially adverse effect on the Company. No act or omission on your part shall be considered “willful” unless it is done or committed in bad faith or without reasonable belief that the action or omission was in the best interests of the Company.

b)	“Normal Retirement Date” shall mean the first day of the month which coincides with or follows your 65th birthday.

2)
Severance Pay Upon Termination of Employment Not for Cause: Subject to your participation in the Special Senior Executive Severance Pay Plan (below), if the Company terminates your employment other than for Cause and other than as a result of your death or disability, in any case prior to your Normal Retirement Date, you shall be provided cash severance pay in an amount equal to two (2) times the sum of (x) the annual Base Salary in effect on the effective date of termination of your employment (the “Scheduled Termination Date”) and (y) the greater of (i) the amount paid or payable to you under the Annual Incentive Program in respect of the fiscal year ending before the Scheduled Termination Date (which for such purpose shall be $1,063,750 if the Scheduled Termination Date occurs during the 2014 fiscal year or during the portion of the 2015 fiscal year before the first such amount becomes paid or payable) or (ii) the average of the amounts paid or payable to you under the Annual Incentive Program for the three (3) fiscal years ending before your termination of employment and such average will be calculated over a shorter number of fiscal years if your combined employment with Xylem is less than three (3) fiscal years (two times the sum of (x) and (y), together the “Severance Pay”).
a) Terms and Conditions Applicable to Severance Pay. Severance Pay shall be paid in the form of periodic payments over a period of 24 months after the Scheduled Termination Date according to the regular payroll schedule (the “Severance Pay Period”).
        i. Severance Pay will, subject to your obligation to timely execute and deliver to the Company and not to revoke the Release (as defined in Section 6 below), commence on the first business day after the 60th day following the Scheduled Termination Date, with any installments of Severance
Pay that would otherwise have been paid during the 60 days after the Scheduled Termination
Date delayed and paid in a lump sum on such 60th day after the Scheduled Termination Date.
ii. During the Severance Pay Period you must continue to be available to render to the Company reasonable assistance, consistent with the level of your prior position with the Company, at times and locations that are mutually acceptable.
        iii. Severance Pay will cease if you are rehired by the Company; however, you are under no obligation to mitigate the Severance Pay by seeking other employment, and there will be no offset for subsequent employer compensation. You agree to promptly notify Xylem in the event you become employed by a different employer during the Severance Pay Period.

3)
Benefits During Severance Pay: During the Severance Pay Period, to the extent permitted by law and the terms of the applicable plans, you will continue to be eligible for participation in Xylem’s group health, dental and vision plan(s); provided that continued participation beyond your termination of employment will be permitted only to the extent continued participation does not result in the imposition of excise taxes or penalties on Xylem and in the event of such tax or penalty the Company will pay you cash installments during the Severance Pay Period in an amount equal to premiums that otherwise would be payable to continue such benefits as if covered under COBRA (whether or not so covered), less withholding taxes. For the avoidance of doubt, following your Scheduled Termination Date you will cease to be eligible to participate in any Xylem life insurance (subject to any conversion rights), Xylem tax qualified retirement plans, non-qualified excess or supplemental benefit plans, short-term or long-term disability plans, the Xylem business travel accident plan or any new employee benefit plan or any improvement to any existing employee benefit plan adopted by Xylem after the Scheduled Termination Date.

4)
Excluded Executive Compensation Plans, Programs, and Arrangements: During the Severance Pay Period, you will not be eligible to accrue any PTO or participate in or receive any awards except as specifically provided in this Appendix. Without limiting the foregoing statement, you will specifically not be eligible to participate in any (i) bonus or incentive program, (ii) special termination programs, (iii) stock option or stock related plans for executives (provided that you will be eligible to exercise any outstanding stock options in accordance with the terms of any applicable stock option plan and to continue to vest, as applicable, in your Sign-On RSUs), (iv) new or revised executive compensation programs that may be introduced after the Scheduled Termination Date or (v) other executive compensation program, plan, arrangement, practice, policy or perquisites, unless specifically authorized by Xylem in writing.

5)
Restrictive Covenants: If during the Severance Pay Period, you (i) engage in any activity which is inimical to the best interests of the Company; (ii) disparage either Xylem or any of its employees; (iii) fail to comply with any Company Covenant Against Disclosure and Assignment of Rights to Intellectual Property; (iv) without Xylem’s prior written consent, induce any employee of Xylem to leave his or her Company employment; (v) without Xylem’s prior written consent, engage in, become affiliated with, or become employed by any business competitive with Xylem; or (vi) materially fail to comply with applicable provisions of Xylem’s Code of Conduct or applicable Xylem Corporate Policies or any applicable subsidiary of Xylem Code or policies, then Xylem will have no further obligation to provide Severance Pay (the restrictions described in clauses (i)-(iv) being defined as the “Restrictive Covenants”). Xylem agrees to use reasonable efforts to prevent its Section 16 officers and its directors not to disparage you during the Severance Pay Period and Xylem will not authorize public statements or public filings to disparage you during the Severance Pay Period.

6)
Release: Xylem shall not be required to pay or continue any installments of Severance Pay or provide any termination benefits in accordance with this agreement unless you execute and deliver to Xylem a release of claims, in a form provided by Xylem, pursuant to which you discharge and release Xylem, its affiliates, and their respective directors, officers, employees and employee benefit plans from all claims (other than for benefits to which you are entitled under any Xylem employee benefit plans) arising out of your employment or termination of employment (the “Release”), and the Release is not revoked by you within the seven-day statutory revocation period. You will also be required to resign your officership and any directorship upon your last day of active service with Xylem.

7)
Treatment of Severance Pay and Other Compensation: Any Severance Pay or other compensation, including but not limited to any equity awards provided to you under this agreement, are intended to be treated in a manner consistent with the provisions of Section 409A of the Code. Coordination of Severance Pay with any pay or benefits provided by any applicable Company short-term or long-term disability plan shall be in accordance with the provisions of those plans.

8)
Miscellaneous: Except as provided in this agreement, you shall not be entitled to any notice of termination or pay in lieu thereof.
a) In cases where Severance Pay is provided under this agreement, pay in lieu of any unused current year

PTO will be paid to you in a lump sum.
b) Benefits under this agreement are paid for entirely by the Company from its general assets.
c) Any outstanding long-term incentive awards will be treated in accordance with the applicable plans and award agreements.

9)
Termination in Connection with or Following an Acceleration Event: If your employment is terminated due to a “Qualifying Termination” under the terms of the Special Senior Executive Severance Pay Plan (see most recent publicly filed plan document), you will be entitled to receive the severance benefits provided under the terms of the Special Senior Executive Severance Pay Plan, subject to the offset provisions set forth therein. For purposes of the Special Senior Executive Severance Pay Plan, you will be a “Band A” executive.

10)
Compliance with Section 409A of the Code: This agreement is intended to comply with Section 409A of the Code and will be interpreted in a manner intended to comply with Section 409A of the Internal Revenue Code (the “Code”). Notwithstanding anything herein to the contrary, (i) any payments that qualify for the “short-term deferral” exception or another exception under Section 409A of the Code shall be paid under the applicable exception, (ii) to the extent necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, all payments made and benefits provided upon your termination of employment shall only be made and provided upon a “separation from service” within the meaning of Section 409A of the Code, (iii) if at the time of your termination of employment with the Company you are a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code without any accelerated or additional tax under Section 409A of the Code), at which point all payments deferred pursuant to such six-month delay shall be paid to you in a lump sum, and (iv) if any other payments of money or other benefits due hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral would avoid such accelerated or additional tax under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due under this letter agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this letter agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code. The Company shall consult with you in good faith regarding the implementation of the provisions of this section; provided that neither the Company nor any of its employees or representatives shall have any liability to you with respect thereto.